                                                                          Part I
                                                                      Exhibit 12

                               HARSCO CORPORATION

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                              Nine Months                   YEARS ENDED DECEMBER 31
                                                Ended        -------------------------------------------------------------------
                                               9/30/96          1995           1994          1993           1992            1991
                                              ----------     -----------    -----------   -----------    -----------        ----
Consolidated Earnings:

   Pre-tax income from continuing
     operations (1)                           $ 146,716      $ 161,231      $ 146,089      $ 137,151      $ 140,576      $ 119,647

   Add fixed charges computed below              19,952         33,121         37,982         23,879         22,425         23,544

   Net adjustments for equity companies         (12,728)        (4,320)          (134)          (363)          (454)          (439)

   Net adjustments for capitalized
     interest                                      --             --             (274)          (172)          (134)          (469)
                                              ---------      ---------      ---------      ---------      ---------      ---------
Consolidated Earnings Available for
   Fixed Charges                              $ 153,940      $ 190,032      $ 183,663      $ 160,495      $ 162,413      $ 142,283
                                              =========      =========      =========      =========      =========      =========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (2)                           $  16,881      $  28,921      $  34,048      $  19,974      $  18,882      $  18,925

   Interest expense capitalized                      99            134            338            332            355            574

   Portion of rentals (1/3) representing
     an interest factor                           2,972          4,066          3,596          3,573          3,188          4,045

   Interest expense for equity companies
     whose debt is guaranteed (3)                  --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
Consolidated Fixed Charges                    $  19,952      $  33,121      $  37,982      $  23,879      $  22,425      $  23,544
                                              =========      =========      =========      =========      =========      =========

Consolidated Ratio of Earnings to
   Fixed Charges                                   7.72           5.74           4.84           6.72           7.24           6.04
                                              =========      =========      =========      =========      =========      =========

(1) 1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)      Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1991 through 1995, and the nine months ended September 30, 1996.